Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Three Months Ended May 2, 2009 and May 3, 2008

and for the Most Recent Five Fiscal Years

	Three Months Ended		Fiscal Year Ended
	May 2,	May 3,	Jan. 31,	Feb. 2,	Feb. 3,	Jan. 28,	Jan. 29,
(millions)	2009	2008	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges

Earnings from continuing operations before tax	$824	$957	$3,536	$4,625	$4,497	$3,860	$3,031
Capitalized Interest	(6)	(14)	(48)	(66)	(47)	(42)	(18)
Adjusted earnings from continuing operations before income tax	818	943	3,488	4,559	4,450	3,818	3,013
Fixed charges:
Interest expense(a)	214	226	956	747	646	532	607
Interest portion of rental expense	26	25	103	94	88	84	85
Total fixed charges	240	251	1,059	841	734	616	692
Earnings from continuing operations before income taxes and fixed charges	$1,058	$1,194	$4,547	$5,400	$5,184	$4,434	$3,705
Ratio of earnings to fixed charges	4.42	4.75	4.29	6.42	7.06	7.21	5.35

Note: Computations are based on continuing operations.

(a)                 Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs.  Excludes interest income and interest associated with unrecognized tax benefits, which is recorded within income tax expense.